April 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Kristina Aberg and Mr. Thomas Kluck

Re:	United States Oil Fund, LP
Pre-Effective Amendment No. 2 to Registration Statement on Form S-3
(File No. 333-193607)

Ladies and Gentlemen:

In accordance with Rule 460 and Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Oil Fund, LP (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 12:00 PM ET on Thursday, May 1, 2014 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED STATES OIL FUND, LP

By: United States Commodity Funds LLC, its General Partner

By:	/s/ Howard Mah
Name:	Howard Mah
Title:	Chief Financial Officer

United States Commodity Funds LLC

1999 Harrison Street Suite 1530

Oakland CA 94612

Phone: 510.522.9600 | Fax: 510.522.9604